Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene N.V.’s unaudited interim condensed consolidated financial statements as of December 31, 2019 and March 31, 2020 and for the three months ended March 31, 2019 and 2020 included as Exhibit 99.2 to this report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2019 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended, on April 23, 2020 (the “Annual Report”).

Unless otherwise indicated or the context otherwise requires, all references to “Centogene N.V.” or the “Company”, “we,”, “our,” “ours,” “us” or similar terms refer to Centogene N.V. and its subsidiaries.

The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions.

This discussion and analysis is dated as of June 15, 2020.

Overview

We are a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. We have developed a global proprietary rare disease platform based on our real-world data repository with approximately 3.0 billion weighted data points from over 530,000 patients representing 120 different countries as of March 31, 2020, or an average of over 630 data points per patient. Our platform includes multiomic data (such as epidemiologic, phenotypic, proteomic, metabolomic and genetic data) that reflects a global population, and also a biobank of these patients’ blood samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We have identified two reportable segments:

•                  Pharmaceutical.  Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. As of March 31, 2020, we collaborated with 39 pharmaceutical partners for over 45 different rare diseases. In addition, as of March 31, 2020, we had over 60 biomarker programs, of which 33 were used in connection with our pharmaceutical collaborations.

•                  Diagnostics.  Our diagnostics segment provides targeted genetic sequencing and diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of March 31, 2020, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 7,500 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our repository and our CentoMD database.

Our business has continuously seen notable expansion in recent years. In the three months ended March 31, 2020, we received over 32,500 test requests, representing an approximate 9.4% increase as compared to approximately 29,700 test requests received during the three months ended March 31, 2019.

Our revenue for the three months ended March 31, 2020 was €12,105 thousand, an increase of €1,390 thousand, or 13.0%, from €10,715 thousand for the three months ended March 31, 2019. Our pharmaceutical and diagnostics segments contributed 37.6% and 62.4%, respectively, of our total revenues for the three months ended March 31, 2020, as compared to 38.5% and 61.5%, respectively, of our total revenues for the three months ended March 31, 2019. Test requests received by our pharmaceutical segment for the three months ended March 31, 2020 were approximately 17,600, representing an increase of approximately 23.9% as compared to over 14,200 test requests received for the three months ended March 31, 2019.  Test requests received by our diagnostics segments for the three months ended March 31, 2020 were approximately 13,000, and remained unchanged to the three months ended March 31, 2019.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers and interpretation-based solutions. For the three months ended March 31, 2020, we incurred research and development expenses of €2,691 thousand, an increase of €990 thousand, or 58.2%, from €1,701 thousand for the three months ended March 31, 2019.  During the three months ended March 31, 2020 and 2019, we received over 1,900 and 2,500 test requests for our internal research and development projects, respectively.

For the three months ended March 31, 2020, our loss before taxes was €8,607 thousand, an increase of €3,500 thousand, or 68.5%, from €5,107 thousand for the three months ended March 31, 2019. The loss before taxes for the three months ended March 31, 2020 included share-based compensation expenses of €1,057 thousand, as compared to €2,633 thousand for the three months ended March 31, 2019.  Our loss before taxes for the three months ended March 31, 2020 also included expected credit loss allowances on trade receivables of €1,174 thousand, as compared to €340 thousand for the three months ended March 31, 2019.

Recent Developments

The COVID-19 pandemic, which began in December 2019 in China, has spread across the globe and caused significant disruptions to the society and economy. Different measures, such as quarantines, maintaining social distance, travel restrictions and closure of borders have been implemented by many governments only with the aim to avoid continuous outbreak of the disease.

As part of our initiative to assist local, national and international authorities in their efforts to the earliest possible diagnosis of COVID-19 and thereby contribute to allowing societies to return to a “new” normal, we have commenced testing for COVID-19 in March 2020. Starting from the Mecklenburg-Western Pomerania region of Germany focusing on employees and essential workers in Rostock, we further expanded the test offering to nursing homes as well as to high school students in Germany. Since May 2020, we are offering our test to the rest of the world in accordance with local rules and regulations. Some of these initiatives are offered free of charge by us, while some of them are in collaboration with the state government and other companies.

To support the expansion of our test offering, we acquired laboratory facilities and equipment for a total consideration of €1,800 thousand and leased laboratory space in Hamburg, Germany, in April 2020. The lease is charged at a fixed rate and covers a fixed period of five years, with an option to extend. Such lease contract is accounted for under IFRS 16 and accordingly right-of-use assets and lease liabilities of approximately €450 thousand will be recognized. In addition, we commenced the production and distribution of a sample collection kit for COVID-19 test, CentoSwab.

Although we are taking a series of measures aiming to minimize the disruptions to the business and operations, and the provision of testing for the COVID-19 virus is anticipated to generate additional revenues to us, the impact of the pandemic to the global economy, international trade and business activities may also have a negative impact to our operating results. In particular, they could result in increased costs of execution with regards to operational plans. In addition, COVID-19 may disrupt our supply chain, particularly as it relates to the United States (from where a significant proportion of our sequencing products are sourced) as well other countries in which we operate and from where we receive tests, and otherwise adversely affect international trade and business activities.  The impact of COVID-19 will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the probability of occurrence of second outbreak, the ultimate impact on financial markets and the global economy. Accordingly, we are unable to provide a reasonable estimate of the related financial impact at this time.

Financial Operations Overview

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform.

We expect our revenue to increase over time as we continue to expand our commercial efforts internationally with a focus on further growth in our pharmaceutical segment. As a result, we expect revenue from the pharmaceutical segment to increase as a proportion of total revenue over time. We expect revenue from our diagnostics segment to grow in absolute terms but decrease as a percentage of total revenue as we focus on growth in our pharmaceutical segment.

Changes in revenue mix between our pharmaceutical and diagnostics segments can impact our results period over period. We typically incur lower costs for the provision of solutions in our pharmaceutical segment and therefore generate higher returns from our pharmaceutical segment contracts than from our diagnostics segment contracts. As a result, we anticipate our gross profit as a percentage of total revenues to improve in the future.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects—Operating Results—Financial Operations Overview” in the Annual Report.

Results of Operations

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

	For the Three Months Ended March 31,
	2019	2020
	(unaudited, € in thousands)
Condensed consolidated statement of comprehensive loss:
Revenue	10,715	12,105
Cost of sales	6,744	7,018
Gross profit	3,971	5,087
Research and development expenses	1,701	2,691
General administrative expenses	5,910	7,898
Selling expenses	2,011	2,326
Other operating income	1,098	945
Other operating expenses	342	1,275
Operating loss	(4,895)	(8,158)
Interest and similar income	8	—
Interest and similar expenses	220	449
Finance costs, net	(212)	(449)
Loss before taxes	(5,107)	(8,607)
Income tax expenses	174	129
Loss for the period	(5,281)	(8,736)
Other comprehensive income	2	76
Total comprehensive loss for the period	(5,279)	(8,660)
Total comprehensive loss for the period attributable to the equity holders of the parent	(5,210)	(8,599)

Loss per share — Basic and diluted (in €)	(0.33)	(0.43)

Revenue

Both our pharmaceutical and diagnostics segments demonstrated good performances and revenue increased by €1,390 thousand, or 13.0%, to €12,105 thousand for the three months ended March 31, 2020 from €10,715 thousand for the three months ended March 31, 2019. No material revenues related to COVID-19 testing were recognized in the three months ended March 31, 2020.

The graphic below shows the test requests for the diagnostics and pharmaceutical segments, as well as test requests received for our internal research projects during the three months ended March 31, 2019 and 2020.

*The testing expenses relating to requests received for our internal research projects were included in Corporate as they did not generate any revenue and cannot be allocated to either of our two business segments.

The breakdown of our revenue by segment was as follows:

	For the Three Months Ended March 31,
	2019	2020
	(unaudited, € in thousands)
Revenue by segment:
Pharmaceutical	4,130	4,550
Diagnostics	6,585	7,555
Total Revenue	10,715	12,105

Revenues from our pharmaceutical segment were €4,550 thousand for the three months ended March 31, 2020, an increase of €420 thousand, or 10.2%, from €4,130 thousand for the three months ended March 31, 2019. Our partnership agreements are structured on a fee per sample basis, milestone basis, fixed fee basis, royalty basis or a combination of these.  The 10.2% increase was primarily attributable to additional milestones achieved in the three months ended March 31, 2020 related to collaboration agreements with our pharmaceutical partners.  With 14 collaborations completed in the year ended December 31, 2019 and two new collaborations entered into during the three months ended March 31, 2020, the total number of active/completed collaborations as of March 31, 2020 amounted to 64, as compared to 53 as of March 31, 2019.  As of March 31, 2020, we collaborated with 39 pharmaceutical partners, as compared to 33 pharmaceutical partners as of March 31, 2019.

The graphs below show our revenues for the three months ended March 31, 2020 and 2019 resulting from our collaborations with our pharmaceutical partners split between drug development stage, as well as between different fee structure:

During the three months ended March 31, 2019, we entered into a collaboration agreement with an existing pharmaceutical partner, as a result of which upfront fees totaling EUR 350 thousand, representing the transaction price allocated to the one-off transfer of intellectual property owned by us, were received and recognized as revenues.  No such revenues were recognized in the three months ended March 31, 2020. During the three months ended March 31, 2020, revenues from one pharmaceutical partner represented 26.4% of our total revenues, as compared to 27.4% for the three months ended March 31, 2019.

Revenues from our diagnostics segment were €7,555 thousand for the three months ended March 31, 2020, an increase of €970 thousand, or 14.7%, from €6,585 thousand for the three months ended March 31, 2019. This increase in revenues from our diagnostics segment was primarily attributable to an increase in order requests for whole exome sequencing (WES) and whole genome sequencing (WGS).

The graphic below shows the test requests received in the diagnostics segment for the three months ended March 31, 2020 and 2019:

For the three months ended March 31, 2020, our total diagnostic segment revenues were split amongst our primary testing products as follows:

The revenues for the diagnostics segment are recognized over time by reference to the percentage of completion of the service on the reporting date, assessed on the basis of the work rendered. The increase in revenues was primarily driven by an increase in test requests for WES and WGS, as well as the work rendered for the test requests received, during the three months ended March 31, 2020.  Total revenues from WES and WGS for the three months ended March 31, 2020 amounted to €4,162 thousand, representing an increase of 40.5% as compared to €2,963 thousand for the three months ended March 31, 2019. The total number of WES and WGS test requests received in the diagnostics segment for the three months ended March 31, 2020 was approximately 4,500, representing an increase of 70.5% as compared to approximately 2,640 test requests received for the three months ended March 31, 2019.

The breakdown of our revenue from both of our segments, in the aggregate, by geographical region was as follows:

	For the Three Months Ended March 31,
	2019	2020
	(unaudited, € in thousands)
Revenue by geographical region:
Europe	1,530	1,661
of which: Germany	62	92
of which: Netherlands	—	3
Middle East	3,522	4,418
of which: Saudi Arabia	1,687	3,033
North America	4,805	5,123
of which: United States	4,536	4,974
Latin America	638	746
Asia Pacific	220	157
Total Revenue	10,715	12,105

In cases where our pharmaceutical partners are developing a new rare disease treatment, we generally anticipate that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics segment is based on the location of each customer.

Our North America region contributed €5,123 thousand to revenue for the three months ended March 31, 2020, an increase of €318 thousand, or 6.6%, from €4,805 thousand for the three months ended March 31, 2019, primarily driven by the increase in revenues from our pharmaceutical segment, of which over 95% are allocated to the North America region . Revenues from the North America region represented 42.3% of our total revenues for the three months ended March 31, 2020 as compared to 44.8% for the three months ended March 31, 2019.

Our Middle East region contributed €4,418 thousand to revenue for the three months ended March 31, 2020, an increase of €896 thousand, or 25.4%, from €3,522 thousand for the three months ended March 31, 2019. This was primarily attributable to the increase in sales of WES and WGS in our diagnostics segment, due to successful account management with existing clients, in particular in Saudi Arabia, as well as a further expansion of our footprint by our internal sales force and through our distributors. The increase is partially offset by the decrease in sales of NIPT tests after we cancelled our fixed fee contract in September 2019.

Our Europe region contributed €1,661 thousand to revenue for the three months ended March 31, 2020, an increase of €131 thousand, or 8.6%, from €1,530 thousand for the three months ended March 31, 2019.

Cost of Sales

Cost of sales increased by €274 thousand, or 4.1%, to €7,018 thousand for the three months ended March 31, 2020, from €6,744 thousand for the three months ended March 31, 2019.  Cost of sales for the three months ended March 31, 2020 represented 58.0% of total revenue, a decrease of 4.9 percentage points as compared to 62.9% for the three months ended March 31, 2019.

Cost of sales incurred by our pharmaceutical and diagnostics segments for the three months ended March 31, 2020 represented 41.6% and 67.8% of the revenues from the respective segments, representing an increase of 22.3 percentage points as compared to 19.3% for the three months ended March 31, 2019 for our pharmaceutical segment, and a decrease of 22.5 percentage points as compared to 90.3% for the three months ended March 31, 2019 for our diagnostics segment.

The increase for our pharmaceutical segment was mainly due to a higher portion of revenues from clinical study and clinical trial related collaborations, where higher staff costs and consumable costs are incurred as compared to patient screening collaborations in the past where the consumable costs were comparatively low due to different technologies being used in the testing.

The decrease for the diagnostics segment was mainly due to a change in the product mix, with fewer NIPT tests (which have comparatively higher costs per test) were being performed in the three months ended March 31, 2020. Certain share-based compensation amounting to €555 thousand for the three months ended March 31, 2019 related to options granted to the management member overseeing the diagnostic process which also contributed to the higher cost of sales for the prior period.

Gross Profit

As a result of the above factors, our gross profit increased by €1,116 thousand, or 28.1%, to €5,087  thousand for the three months ended March 31, 2020, from €3,971 thousand for the three months ended March 31, 2019.

Research and Development Expenses

The table below gives a breakdown of our research and development expenses for the three months ended March 31, 2020 and 2019.

	For the Three Months Ended March 31,
	2019	2020
	(unaudited, € in thousands)
Wages and salaries and social security expenses	880	920
Laboratory supplies and consumable costs	18	218
IT development costs	556	1,007
Depreciation and amortization expenses	202	387
Others	45	159
Total research and development expenses	1,701	2,691

Research and development expenses increased by €990 thousand, or 58.2%, to €2,691 thousand for the three months ended March 31, 2020, from €1,701 thousand for the three months ended March 31, 2019.  This mainly represents personnel costs, consumable costs and IT-related expenses incurred in our research that do not qualify for capitalization. This also includes software and hardware costs, consultation and legal expenses and depreciation of equipment

General Administrative Expenses

The table below gives a breakdown of our general administrative expenses for the three months ended March 31, 2020 and 2019.

	For the Three Months Ended March 31,
	2019	2020
	(unaudited, € in thousands)
Wages and salaries, social security and termination expenses	1,583	2,340
Share-based payment expenses	2,078	1,057
Legal and consulting expenses	466	1,019
Travelling, corporate communication and event expenses	317	502
IT operational costs	190	450
Insurance premiums	89	806
Depreciation and amortization expenses	386	589
Others	801	1,135
Total general administrative expenses	5,910	7,898

General administrative expenses increased by €1,988 thousand, or 33.6%, to €7,898 thousand for the three months ended March 31, 2020, from €5,910 thousand for the three months ended March 31, 2019, principally due to an increase in personnel costs and operating expenses as a result of the expansion of the business. The increase was also due to costs of operating as a public company, such as additional legal, accounting, corporate governance and investor relations expenses, and higher directors’ and officers’ insurance premiums. Share-based compensation expenses for the three months ended March 31, 2019 were calculated based on the estimated fair values of the share-based awards as of March 31, 2019, as well as the estimated number of awards expected to vest, while the share-based compensation expenses for the three months ended March 31, 2020 were based on the estimated fair values of the share-based awards at the grant date.  The share-based compensation expenses for the three months ended March 31, 2020 included in general administrative expenses amounted to €1,057 thousand, a decrease of €1,021 thousand as compared to €2,078 thousand for the three months ended March 31, 2019.

Selling Expenses

Selling expenses increased by €315 thousand, or 15.7%, to €2,326 thousand for the three months ended March 31, 2020, from €2,011 thousand for the three months ended March 31, 2019, principally due to the expansion of our business development team for the pharmaceutical segment, as well as additional marketing expenses.

Other Operating Income / (Expenses)

Other operating income decreased by €153 thousand, or 13.9%, to €945 thousand for the three months ended March 31, 2020, from €1,098 thousand for the three months ended March 31, 2019, principally due to less grant income received during the period.

Other operating expenses increased by €933 thousand, or 272.8%, to €1,275 thousand for the three months ended March 31, 2020, from €342 thousand for the three months ended March 31, 2019, mainly relating to a credit loss of €1,174 thousand for the three months ended March 31, 2020, as compared to €340 thousand for the three months ended March 31, 2019.  Considering the impact of the COVID-19 pandemic to the global economy and the unforeseeable impact and disruption to different businesses, we have taken this into consideration when assessing the credit risk, in particular regarding the MENA region for the diagnostic segment as it represents the majority of that segment’s revenue, resulting in additional credit losses.

Interest and Similar Income / (Expenses)

Interest and similar income decreased by €8 thousand, or 100.0%, to nil for the three months ended March 31, 2019, from €8 thousand for the three months ended March 31, 2019.

Interest and similar expenses increased by €229 thousand, or 104.1%, to €449 thousand for the three months ended March 31, 2020, from €220 thousand for the three months ended March 31, 2019, principally due to interest expenses in conjunction with the lease liabilities accounted for upon the adoption of IFRS 16 effective since January 1, 2019.

Loss Before Taxes

As a result of the factors described above, our loss before taxes for the three months ended March 31, 2020 was €8,607 thousand, an increase of €3,500 thousand, or 68.5%, from a loss before taxes of €5,107 thousand for the three months ended March 31, 2019.

Segment Adjusted EBITDA

We evaluate segment performance based on segment results and measure it with reference to Adjusted EBITDA, which we define as operating loss presented in the consolidated statements of comprehensive loss, adjusted for corporate expenses, depreciation and amortization as well as share-based payment expenses. Our Segment Adjusted EBITDA was as follows:

	For the Three Months Ended March 31,
	2019	2020
	(unaudited, € in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	2,944	2,608
Diagnostics	11	87
Total segment Adjusted EBITDA	2,955	2,695

Adjusted EBITDA from our pharmaceutical segment was €2,608 thousand for the three months ended March 31, 2020, a decrease of €336 thousand, or 11.4%, from €2,944 thousand for the three months ended March 31, 2019. This decrease was primarily attributable to an increase in cost of sales, as well as continuous expansion of our business development team.

Adjusted EBITDA from our diagnostics segment was €87 thousand for the three months ended March 31, 2020, an increase of €76 thousand, from €11 thousand for the three months ended March 31, 2019.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Contractual Obligations and Commitments

The table below presents the residual contractual terms of the financial liabilities, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds as of March 31, 2020, but without showing the impact of offsetting.

			Payments due by Period
	Carrying amount	Total contractual cashflow	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(unaudited, € in thousands)
Secured bank loans	1,570	1,636	852	784	—	—
Bank overdraft	3,050	3,050	3,050	—	—	—
Lease liabilities(1)	22,451	26,595	4,475	6,195	3,812	12,113
Trade payables	10,173	10,173	10,173	—	—	—
Total	37,244	41,454	18,550	6,979	3,812	12,113

(1)         Lease liabilities include leases related to lease contracts for land and buildings, offices as well as various items motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

In addition, to the contractual obligations disclosed above, we also have various lease contracts in relation to expansion of Rostock headquarters and leasing of Hamburg laboratory that have not yet commenced as at March 31, 2020. The future lease payments and utilities for these non-cancellable lease contracts are €103 thousand within one year, €1,669 thousand within five years and €5,324 thousand thereafter.

We also have various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are €36 thousand within one year and €36 thousand within five years.

As of March 31, 2020, we have concluded agreements with suppliers, for goods and services to be provided subsequent to March 31, 2020 with a total payment obligation of approximately €778 thousand.

For further information on our material loan agreements, please see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” in our Annual Report.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—H. Critical Accounting Policies and Estimates” in our Annual Report.

JOBS Act Exemption

As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (November 6, 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.07 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the heading “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to:

•                  our ability to effectively manage our future growth and to execute our business strategy;

•                  our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;

•                  the effects of the COVID-19 pandemic on our business and results of operations;

•                  economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;

•                  our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;

•                  our assumptions regarding market size in the rare disease industry and our growth potential;

•                  our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;

•                  our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•                  our continued reliance on our senior management team, in particular our CEO, and other qualified personnel and our ability to retain such personnel;

•                  our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;

•                  the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;

•                  our ability to remediate our material weakness on internal control over financial reporting;

•                  general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;

•                  changes in government and industry regulation and tax matters;

•                  other factors that may affect our financial condition, liquidity and results of operations; and

•                  other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

You should refer to the section in our Annual Report titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements included herein or incorporated by reference herein will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.